July 11, 2007

Dorine H. Miller, Financial Analyst
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	RMD Technologies, Inc. Amendment No. 1 to Registration Statement on Form SB-2 Filed on June 25, 2007 File No. 333-141597

Dear Ms. Miller:

This firm represents RMD Technologies, Inc. (the “Company”) in the above-referenced matter. Enclosed for filing is the Company’s amended Registration Statement on Form SB-2. Below please find our responses to your July 2, 2007 comment letter:

1. Please file a marked copy of the registration statement that shows all changes made from the originally filed document. Please note Rule 472(a) of Regulation C and Rule 310 of Regulation S-T.

Response

We have revised the registration statement in accordance with the Staff’s comment to file a marked copy of the registration statement.

Issuance of Securities to the Selling Stockholders, page 5
Selling Stockholders, page 35

2.  Expand the discussion on page 5 and footnote 5 to the table on page 35 to disclose that Norman Litz is the control person for both Golden Gate Investors, Inc. and La Jolla Cove Investors, Inc.

Response

We have revised the registration statement in accordance with the Staff’s comment to expand the disclosure regarding Norman Lizt.

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Should you have any further questions, please do not hesitate to contact the undersigned at (212) 930-9700.

Sincerely,

/s/ Stephen A. Cohen

Stephen A. Cohen, Esq.

61 Broadway New York, New York 10006 212-930-9700 212-930-9725 Fax
www.srff.com